UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SIZELER PROPERTY INVESTORS, INC.

(Name of Issuer)

Common Stock, Par Value $.0001 per share

(Title of Class of Securities)

830137-10-5

(CUSIP Number)

Carolyn Tiffany

First Union Real Estate Equity and Mortgage Investments

7 Bulfinch Place

Suite 500

Boston, Massachusetts 02114

(617) 570-4614

David J. Heymann

Post Heymann & Koffler LLP

Two Jericho Plaza, Wing A

Suite 111

Jericho, New York  11753

(516) 681-3636

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 048798102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) First Union Real Estate Equity and Mortgage Investments I.R.S. I.D. No. 34-6513657

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,119,600

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,119,600

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,119,600 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.46%

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 3 amends certain information contained in the Schedule 13D filed by First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (“First Union”), with respect to its ownership interest in Sizeler Property Investors, Inc., as amended by Amendment No. 1 to Schedule 13D dated November 11, 2004, and as further amended by Amendment No. 2 to Schedule 13D dated November 16, 2004 (the “13D”).  Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 5.	Interest in Securities of the Issuer

(a)           First Union directly owns 1,119,600 Shares representing 8.46% of the total outstanding Shares.  The foregoing is based upon 13,236,089 Shares outstanding which represents the number of shares reported outstanding in the Issuer’s most recently filed report on Form 10-Q.

(b)           First Union has the sole power to vote and dispose of 1,119,600 Shares owned by First Union.

(c)           Set forth below is a description of all transactions in Shares that were effected during the past sixty days by First Union.  All such transactions were purchases effected by First Union on the open market.

Date	Number of Shares	Price Per Share

October 4, 2004	2,000	$9.02
October 6, 2004	28,100	$9.16
October 7, 2004	30,000	$9.29
October 8, 2004	19,100	$9.19
October 12, 2004	25,000	$9.21
October 14, 2004	3,000	$9.01
October 19, 2004	100	$9.15
October 20, 2004	10,900	$9.11
November 5, 2004	14,000	$9.59
November 10, 2004	44,500	$9.61
November 11, 2004	46,000	$9.61
November 12, 2004	60,500	$9.65
November 15, 2004	66,400	$9.71
December 2, 2004	100,000	$10.00

(d)  Not applicable

(e)  Not applicable

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2004	FIRST UNION REAL ESTATE EQUITY AND
MORTGAGE INVESTMENTS

	By:	/s/ Michael L. Ashner
Michael L. Ashner
Chief Executive Officer